GATEWAY DISTRIBUTORS, LTD.
                             2555 East Washburn Road
                          North Las Vegas, Nevada 89081
                   Phone: 702-317-2400       Fax: 702-312-3590

October 17, 2006

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  SEC Letter dated October 17, 2006
     Gateway Distributors, Ltd.
     Form 10-KSB for the year ended December 31, 2004
     Filed April 15, 2005
     File No. 000-27879

Dear Mr. Jacobs and Mr. Forgione:

Management has reviewed your letter dated October 17, 2006 requesting the response to your questions. Included herewith is management's response to your three questions.

QUESTION  1
-----------

We read your response to Comment 2. Please confirm that you also performed your impairment analysis on an individual formula basis and that this analysis did not yield any impairment loss for the years ended December 31, 2004 and 2005.

RESPONSE  TO  QUESTION  1

The Company's impairment analysis is performed on an individual formula basis each year. The result of the Company's analysis found that there was not any impairment loss for the years ended December 31, 2004 and 2005.

QUESTION  2
-----------

We note from your response to Comment 3 that the quoted market value of the 48,010 shares of common stock on December 31, 2004 was $0.025 per share. The quoted market price of $0.025 per share was the price of your common stock prior to the 500 to 1 reverse stock split on March 28, 2005 and the December 21, 2004 share price was $12.50 on a post-split basis. We note that the 48,010 shares equate to 24.0 million shares on a pre-split basis. Please further explain to us why you are using the quoted market price of your common stock on a pre-split basis to value shares on a post-split basis.

RESPONSE  TO  QUESTION  2

The 48,010 shares are on a post-split basis that equated to 24.0 million shares on a pre-split basis. Per further review we have noted that the 48,010 shares were a conversion of preferred shares from previous years, converted December 21, 2004. Please see the 2004 amended 10-KSB filed July 21, 2005 equity section as it reflects the share conversion of preferred stock.

QUESTION  3
-----------

We read your response to comment 7. Please clarify how you will reflect the restatement adjustment in your historical financial statements and the amount you plan to retain as known liabilities. In this regard, you have previously represented that a certain amount of the $1.7 million, representing both the amount previously recorded as debt forgiveness and cushion, represents unknown liabilities for which you are unable to identify. Please clarify the amount of unknown liabilities and how you plan to present the restatement adjustment associated with these liabilities.

RESPONSE  TO  QUESTION  3

We will restate the financials for the entire amount of $1,682,886. The balance sheet liabilities will be restated as a reduction of liabilities in the amount of $400,000. The statement of operations will be restated as a reduction of debt forgiveness income in the amount of 1,282,866. The entire amount of 1,682,886 will be posted as a prior period adjustment to equity.

The majority of the liabilities are known liabilities. It is unknown if there were any duplications of liabilities recorded from previous years. We were unable to confirm the liabilities and even now in late 2006 have not had any claims upon them. We wrote them down to debt forgiveness income as a result of Nevada state law which states that after three years, indebtedness is forgiven if there have been no lawsuits filed. This would be consistent with paragraph 16 B of SFAS 140, however, the adjustment pertains to prior years and therefore will be treated as a prior period adjustment and a correction of an error.

The Company acknowledges:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Very truly yours,

                              Richard A. Bailey

                              Richard A. Bailey,
                              President and Chief Executive Officer


                                 Page 2 of 2